SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET SERVIÇOS DE COMUNICAÇÃO S.A.

Corporate Taxpayers’ ID (CNPJ): 00.108.786/0001-65

Company Registry No. (NIRE): 35.300.177.240

PUBLICLY-HELD COMPANY

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS' MEETING

HELD ON APRIL 5, 2012

DATE, TIME AND PLACE:        On April 5, 2012, at 11:00 a.m., at the Company’s headquarters at Rua Verbo Divino nº 1356 – 1º andar, Chácara Santo Antônio, in the city and state of São Paulo.

CALL NOTICE: The call notice was published in the Valor Econômico newspaper and in the Official Gazette of the State of São Paulo on March 20, 21 and 22, 2012.

PRESIDING BOARD: ISAAC BERENSZTEJN – Chairman, and ALBERTO DE ORLEANS E BRAGANÇA – Secretary.

ATTENDANCE AND INSTALLATION: The Chairman acknowledged the presence of shareholders representing more than ninety-nine percent (99%) of shares with voting rights, as well as shareholders representing thirty-one percent (31%) of the Company’s free float, as defined in the Listing Rules of Level 2 of Special Corporate Governance Practices of BM&FBOVESPA (“Level 2 Rules”), all as registered in the Shareholders’ Attendance Book.

AGENDA: (a) to elect new members to the Board of Directors and the Fiscal Council consequent to the resignation of five members and alternate members of the Board of Directors and one member of the Fiscal Council;  (b) to examine and approve the amendment to the Company’s Bylaws with a view to adapting it to the new Listing Rules of Level 2 Special Corporate Governance Practices of BM&FBOVESPA – Securities, Commodities and Futures Exchange; (c) to restate the Company’s Bylaws; (d) to select the specialist company from among those indicated by the Board of Directors, to prepare the Company’s valuation report for the purpose of the unified public tender offer for all of the Company’s shares, to be made by Embratel Participações S.A. (“Unified PTO”). Pursuant to item 10.1.1 of BM&FBOVESPA’s Level 2 Rules, the Board of Directors' Meeting held on March 19, 2012 approved the appointment of the following valuation experts to make up the three-name list: (i) Banco Santander (Brasil) S.A.; (ii) Banco BTG Pactual S.A. and (iii) HSBC Bank Brasil S.A.; (e) to resolve on the cancellation of the Company’s registration as a publicly-held company, subject to the outcome of the Unified PTO; and (f)  to resolve on delisting from Level 2 Special Corporate Governance Practices, subject to the holding of the Unified PTO.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

RESOLUTIONS:     First, shareholders approved the drawing up of these minutes in summary format, pursuant to Paragraph 1, Article 130 of Law 6,404/76, and their publication was authorized without the attending shareholders’ signatures, pursuant to Paragraph 2, Article 130 of Law 6,404/76.

a)      The Shareholders acknowledged (i) the resignations tendered by the following Board members: Members - JUAREZ DE QUEIROZ CAMPOS JÚNIOR, AUGUSTO CESAR ROXO DE URZEDO ROCHA FILHO, GABRIELA SALOMÃO VAZ MOREIRA, SERGIO LOURENÇO MARQUES and LUIZA MARINHO RABELO; Alternate members - GUILHERME DE SAMPAIO FERRAZ FILHO, EDUARDO SERFATY GABBAY, JOSÉ CARLOS BENJÓ, JOSÉ FERREIRA MONTEIRO and PAULO DAUDT MARINHO; and (ii) the resignation tendered by CHARLES BARNSLEY HOLLAND, the Fiscal Council member.

Immediately thereafter, the common shareholders elected the following replacements: (i) the following members were indicated by the shareholder GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A., to act as Board members, holding office until the investiture of their successors to be elected at the 2012 Annual Shareholders’ Meeting, without recourse to cumulating voting for electing them, pursuant to CVM Rule 165/91, amended by Rule 282/98: OSCAR VON HAUSKE SOLIS, Mexican, married, business administrator, bearer of Mexican passport no. G05608841, resident and domiciled in Mexico City, Mexico, with business address at Lago Zurich, 245, Plaza Carso, Edificio Telcel, 15º andar, Colonia Granada Ampliación, CEP: 11529, Mexico City/Mexico,  and his alternate NEY ACYR RODRIGUES DE OLIVEIRA, Brazilian, married, bearer of identification document no. 38324-D CREA/RJ, inscribed in the individual taxpayers register (CPF) under no. 544.415.797-72, resident and domiciled in the city and state of São Paulo, with business address at Rua dos Ingleses, 600, 2º andar – sala 201, Bairro Bela Vista, CEP: 013299-04, in the city and state of São Paulo; ANTONIO OSCAR DE CARVALHO PETERSEN FILHO, Brazilian, married, lawyer, bearer of identification document no. 155.156 OAB/SP, inscribed in the individual taxpayers register (CPF) under no. 276.546.358-18, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas, 1.012, 15º andar, Centro, CEP: 20071-910, and his alternate ANTONIO CARLOS MARTELLETO, Brazilian, divorced, electronic engineer, bearer of identification document no. 28.663.797-2, inscribed in the individual taxpayers register (CPF/MF) under no.606.799.057-15, resident and domiciled in the city of Campinas, state of São Paulo, with business address at Avenida Marechal Rondon, nº 2600, CEP: 13063-001; Carlos Hernán Zenteno de los Santos, Mexican, married, electronic engineer, inscribed in the individual taxpayers register (CPF) under no.234.356.528-70, resident and domiciled in the city and state of São Paulo, with business address at Rua Flórida 1970 – 5º andar, Brooklin Novo, CEP: 04565-907, and his alternate ANTONIO VEGA SANDOVAL,  Mexican, married, communications and electronic engineer, bearer of Foreigner’s Identity Card (RNE) no. V417840-9, passport MEX no. 08894689171, inscribed in the individual taxpayers register (CPF/MF) under no.059.693.837-32, resident and domiciled in the city and state of São Paulo, with business address at Rua dos Ingleses, 600, 3º andar, Bairro Bela Vista, CEP: 013299-04; ANTONIO JOÃO FILHO, Brazilian, married, electrical engineer, bearer of identification document no. 8.023.698-4, issued by SSP/SP, inscribed in the individual taxpayers register (CPF/MF) under no. 916.451.318-15, resident and domiciled in the city of Campinas, state of São Paulo, with business address at Av. Marechal Rondon, 2.600/2º andar, Jardim Eulina, CEP: 130701-73, and his alternate IVAN CAMPAGNOLLI JUNIOR, Brazilian, married, engineer, bearer of identification document no. 129.0998-5 SSP/PR, inscribed in the individual taxpayers register (CPF/MF) under no. 345.706.916-68, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas n° 1012, 15° andar, Centro, CEP: 20071-910; and JOSÉ ANTÔNIO GUARALDI FÉLIX, Brazilian, married, engineer, bearer of identification document no. 3023331204 - SSP-RS, inscribed in the individual taxpayers register (CPF/MF) under no.140.448.620-87, resident and domiciled in the city and state of São Paulo, with business address at Rua Verbo Divino nº 1.356, 1º andar, Chácara Santo Antônio, CEP: 04719-002, and his alternate CARLOS PEREZ DE LEON CHAVOLLA, Mexican, married, business administrator, bearer of Foreigner’s Identity Card (RNE) no. V407283-L DPF-RJ, inscribed in the individual taxpayers register (CPF/MF) under no.059.582.067-02, resident and domiciled in the city and state of Rio de Janeiro,  with business address at Av. Presidente Vargas, 1012, 4º andar, Centro, CEP: 20.071-910.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

(ii)  the members indicated by shareholder EMBRATEL PARTICIPAÇÕES S.A., CARLOS EDUARDO COUTINHO SOBRAL VIEIRA, Brazilian, married, engineer, bearer of identification document no. 2796924 IFP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 260.370.097-91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas, nº 1.012, 8º andar, Centro, CEP: 20.071-910, alternate of José Formoso Martínez, previously occupied by Antonio Oscar de Carvalho Petersen Filho, currently elected for the position of Board member, and GUSTAVO SOARES SILBERT, Brazilian, married, economist, bearer of identification document no. 05642001-1 – IFP/RJ, inscribed in the individual taxpayers register (CPF/MF) under no. 813.829.527-91, resident and domiciled in the city and state of Rio de Janeiro, with business address at Av. Presidente Vargas n° 1012, 6° andar, Centro,  CEP: 20.071-910, for the position of alternate to Board member Isaac Berensztejn, vacant since the Annual Shareholders’ Meeting held on April 29, 2011.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

The Board members elected herein solemnly declare that they are not impeded from exercising business activity and will be invested in their respective positions after signing the instrument of investiture in the Book of Minutes of the Board of Directors’ Meetings and the Statement of Consent of Senior Managers to the Level 2 Rules.

As a result of the replacement approved herein, the Board of Directors will be as follows until the 2012 Annual Shareholders’ Meeting: Oscar Von Hauske Solis and his alternate Ney Acyr Rodrigues de Oliveiro; Antonio Oscar de Carvalho Petersen Filho and his alternate Antonio Carlos Martelleto; Carlos Hernán Zenteno de Los Santos and his alternate Antonio Vega Sandoval; Antonio João Filho and his alternate Ivan Campagnolli Junior; José Antônio Guaraldi Félix and his alternate Carlos Perez De Leon Chavolla; Carlos Henrique Moreira and his alternate Marcello da Silva Miguel; José Formoso Martinez and his alternate Carlos Eduardo Coutinho Sobral Vieira; Isaac Berensztejn and his alternate Gustavo Soares Silbert; Jorge Luiz de Barros Nóbrega and his alternate Antônio Cláudio Ferreira Netto; Rossana Fontenele Berto and her alternate Cintia de Melo Moraes Palmeira; Luiz Tito Cerasoli; and Mauro Szwarcwald.

(iii) the following was nominated by the shareholders GB EMPREENDIMENTOS E PARTICIPAÇÕES S.A. and EMBRATEL PARTICIPAÇÕES S.A., for the position of Fiscal Council member, to hold office until the investiture of his successor to be elected at the 2012 Annual Shareholders' Meeting: ERALDO SOARES PEÇANHA, Brazilian, married, accountant, bearer of identification document no. CRC-RJ 020.809-09, inscribed in the individual taxpayers register (CPF/MF) under no. 179.386.437-34, resident and domiciled at Av. Prefeito Dulcidio Cardoso, 1.400 Bloco 1 - ap. 1202, Barra da Tijuca, CEP: 22620-311, in the city and state of Rio de Janeiro, with the position of alternate member remaining vacant. The Fiscal Council member elected herein will be invested in his position after signing the instrument of investiture in the Book of Minutes of the Fiscal Council’s Meetings and the Statement of Consent of Senior Managers to the Level 2 Rules. As a result, the Fiscal Council will consist of the following members until the 2012 Annual Shareholders’ Meeting: Eraldo Soares Peçanha, Martin Roberto Glogowsky and Fernando Carlos Ceylão Filho.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

The abstentions of shareholders Mauá Arbitragem Master Fundo de Investimento Multimercado and Mauá Orion Equity Hedge Master Fundo de Investimento Multimercado on this item were recorded.

(b) Common shareholders unanimously approved the proposal to amend the Company’s Bylaws to adapt it to the minimum mandatory clauses envisaged in Level 2 Rules, with the consequent alterations to Articles 1, 5, 9, 10, 11, 12, 15, 20, 27, 29, 30, 32, 34, 35 and 39, inclusion of Articles 31, 36 and 37, and renumbering of Articles 32, 33, 34, 35, 36, 37, 38, 39, 40, 41, 42, 43 and 44, of the Company’s Bylaws, as per the Management’s Proposal of March 20, 2012, filed in the Company’s headquarters.

(c) In view of the resolution in item “b”, common shareholders approved the restatement of the Company’s Bylaws, which will now come into effect with the text in Exhibit I to the minutes of this meeting.

(d) Shareholders representing the Company’s free float, who attended the meeting, pursuant to item 10.1.1 of the Level 2 Rules, unanimously selected Banco BTG Pactual S.A. to prepare the Company’s valuation report for the purpose of the Unified PTO. The selected company should comply with the criteria set forth in Article 4, paragraph 4 of Law 6,404/76. The shareholders Embratel Participações S.A., Empresa Brasileira de Telecomunicações S.A. - EMBRATEL, GB Empreendimentos e Participações S.A, e Globo Comunicação e Participações S.A. did not vote on this item..

(e)        Common shareholders approved, by majority vote, the cancellation of the Company’s registration as a publicly-held company, pursuant to  sole paragraph of Article 31 of the Company’s Bylaws, subject to the outcome of the Unified PTO. The shareholders Mauá Orion Equity Hedge Master Fundo de Investimento Multimercado and Mauá Arbitragem Master Fundo de Investimento Multimercado voted against the resolution, filed in the Company’s headquarters. Subject to the holding of the Unified PTO, the Executive Board is hereby authorized to inform the Securities, Commodities and Futures Exchange - BM&FBOVESPA (“BM&FBovespa”) about the resolution taken herein.

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

(f)      Common shareholders approved, by majority vote, with the shareholders Mauá Orion Equity Hedge Master Fundo de Investimento Multimercado and Mauá Arbitragem Master Fundo de Investimento Multimercado voting against, formalized through the “Expression of Vote and Dissent" filed at the Company’s headquarters, the delisting from the Level 2 Special Corporate Governance segment of BM&FBovespa, pursuant to Article 34 of the Company’s Bylaws, subject to the holding of the Unified PTO. Subject to the holding of the Unified PTO, the Executive Board is hereby authorized to take all the necessary measures involving BM&FBovespa, including rescission of the Agreement for the Adoption of Level 2 Special Corporate Governance Practices.

Finally, the Presiding Board acknowledges the receipt of the “Expression of Vote and Dissent" from shareholders Mainstay Ações Master Fundo de Investimento de Ações, Mainstay Long Short Fundo de Investimento Multimercado, Mainstay Multiestratégia Master Fundo de Invest Multimercado, Nest Ações Master Fundo de Investimento de Ações, Nest Arb Master Fundo de Investimento Multimercado, UV Baoba Fim - Investimento no Exterior - Credito Privado, UV Ipê Fi Multimercado Investimento no Exterior, UV Sequóia Fi Multimercado Investimento no Exterior – CP and UV Platano Fi Multimercado Investimento no Exterior - CP, which will be filed at the Company’s headquarters.

CLOSURE: The meeting was adjourned for the drawing up of these minutes in the Company’s records. Once the meeting was reopened, the minutes were read, approved and signed by all those present. São Paulo – SP, April 5, 2012.

ISAAC BERENSZTEJN

Chairman

ALBERTO DE ORLEANS E BRAGANÇA

Secretary

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

Shareholders:

GB Empreendimentos e Participações S.A.

By their proxies André Santos Correia and Isaac Berensztejn

Embratel Participações S.A.

By their proxies André Santos Correia and Isaac Berensztejn

Empresa Brasileira de Telecomunicações S.A. – Embratel

By their proxies André Santos Correia and Isaac Berensztejn

Globo Comunicação e Participações S.A.

By its proxy Bruno Cotecchia

Mauá Orion Equity Hedge Master Fundo de Investimento Multimercado and Mauá Arbitragem Master Fundo de Investimento Multimercado

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING OF NET SERVIÇOS DE COMUNICAÇÃO S.A. HELD ON APRIL 5, 2012.

By its proxy Marcelo Santos Barbosa

Mainstay Ações Master Fundo de Investimento de Ações, Mainstay Long Short Fundo De Investimento Multimercado, Mainstay Multiestratégia Master Fundo de Invest Multimercado, Nest Ações Master Fundo de Investimento de Ações, Nest Arb Master Fundo de Investimento Multimercado, UV Baoba Fim - Investimento No Exterior - Credito Privado, UV Ipê Fi Multimercado Investimento no Exterior, UV Sequóia Fi Multimercado Investimento no Exterior – CP, UV Platano Fi Multimercado Investimento no Exterior – CP

By their proxies Alfredo Sergio Lazzareschi Neto and Carmen Sylvia Motta Parkinson

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 25, 2012

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ José Antonio Guaraldi Félix
José Antonio Guaraldi Félix CEO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.